K8 2/4/03

SD 2/4/03

SEC 03001609 COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response . . . 12.00	

SEC MAIL PROCESSING RECEIVED JAN 21 2003 WASH. D.C. 155 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22482

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/01 (MM/DD/YY) AND ENDING 11/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Barwell Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3209 Ingersoll Avenue, Suite 210
(No. and Street)

Des Moines (City) Iowa (State) 50312 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGowen, Hurst, Clark & Smith P.C.
(Name — *if individual, state last, first, middle name*)

1601 West Lakes Parkway, Suite 300, West Des Moines, Iowa 50266
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BARWELL SECURITIES CORPORATION

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

NOVEMBER 30, 2002

McGOWEN
HURST
CLARK
&
SMITH, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS ADVISORS

David W. Hurst, CPA
Kathleen A. Koenig, CPA
Robert R. McGowen, CPA
Michael W. McNichols, CPA
Thomas J. Pflanz, CPA
John A. Schmidt, CPA
Daniel A. Schwarz, CPA
S. James Smith, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Barwell Securities Corporation

We have audited the accompanying statement of financial condition of Barwell Securities Corporation as of November 30, 2002, and the related statement of income (loss), changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barwell Securities Corporation as of November 30, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital, Computation of Basic Net Capital Requirement, Computation of Aggregate Indebtedness, and the Statement of Changes in Liabilities Subordinated to the Claims of General Creditors are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGowen, Hurst, Clark & Smith, P.C.

West Des Moines, Iowa
December 16, 2002

1601 West Lakes Parkway, Suite 300
West Des Moines, Iowa 50266
515-288-3279 • Fax: 515-280-1490

www.mhcscpa.com
Member of CPAmerica International
SEC Practice Section of American Institute of Certified Public Accountants

106 E. Jefferson Street, P.O. Box 312
Winterset, Iowa 50273-0312
515-462-1882 • Fax: 515-462-1577

OATH OR AFFIRMATION

I, Roger D. Hershey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barwell Securities Corporation, as of November 30, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Betsy K. Harker

Notary Public 196042

NOTARIAL SEAL IOWA

BETSY K. HARKER
MY COMMISSION EXPIRES
04-24-2004

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER	SEC FILE NO.
	8-22482 [14]
	FIRM ID. NO.
Barwell Securities Corporation [13]	42-1091365 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)	FOR PERIOD BEGINNING (MM/DD/YY)
3209 Ingersoll Avenue, Suite 210 [20] (No. and Street)	12/01/01 [24]
	AND ENDING (MM/DD/YY)
Des Moines [21] (City) · Iowa [22] (State) · 50312 [23] (Zip Code)	11/30/02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	(Area Code)—Telephone No.
Roger D. Hershey [30]	515-255-6210 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 20 day of Dec 19 2002

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

McGowen, Hurst, Clark & Smith P.C. [70]

ADDRESS Number and Street	City	State	Zip Code
1601 West Lakes Parkway Suite 300 [71]	West Des Moines [72]	Iowa [73]	50266 [74]

Check One

(x) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Barwell Securities Corporation | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 11/30/02 [99]
SEC FILE NO. 8-22482 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 32,540	200			$ 32,540	750
2. Receivables from brokers or dealers:						
A. Clearance account	5,087	295				
B. Other		300	$	550	5,087	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	954	680	954	920
11. Other assets. Deferred income taxes		535	20,339	735	20,339	930
12. TOTAL ASSETS	$ 37,627	540	$ 21,293	740	$ 58,920	940

The accompanying notes are an integral part of these financial statements

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Barwell Securities Corporation as of 11/30/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	2,970	1205		1385	2,970	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:			30,500	1400	30,500	1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of $ 30,500 [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 2,970	1230	$ 30,500	1450	$ 33,470	1760

Ownership Equity

			Total	
21. Sole proprietorship			$	1770
22. Partnership (limited partners	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock $1 par value, 8,000 shares authorized, 3,750 shares			3,750	1792
C. Additional paid-in capital issued and 3,150 shares outstanding			119,421	1793
D. Retained earnings			(92,699)	1794
E. Total			30,472	1795
F. Less capital stock in treasury 600 shares			(5,022)	1796
24. TOTAL OWNERSHIP EQUITY			$ 25,450	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 58,920	1810

The accompanying notes are an integral part of these financial statements

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Barwell Securities Corporation

For the period (MMDDYY) from 12/01/01 [3932] to 11/30/02 [393

Number of months included in this statement [393

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 25,547	393
b. Commissions on listed option transactions		0	393
c. All other securities commissions		20,306	393
d. Total securities commissions		45,853	394
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			394
b. From all other trading			394
c. Total gain (loss)			395
3. Gains or losses on firm securities investment accounts			395
4. Profit (loss) from underwriting and selling groups			395
5. Revenue from sale of investment company shares		122,988	397
6. Commodities revenue			399
7. Fees for account supervision, investment advisory and administrative services			397
8. Other revenue		151	399
9. Total revenue		$ 168,992	403

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$	412
11. Other employee compensation and benefits		50,896	411
12. Commissions paid to other broker-dealers		65,383	414
13. Interest expense		3,810	407
a. Includes interest on accounts subject to subordination agreements	3,810 [4070]		
14. Regulatory fees and expenses		2,319	419
15. Other expenses		47,741	410
16. Total expenses		$ 170,149	420

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (1,157)	421
18. Provision for Federal income taxes (for parent only)		(231)	422
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			422
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			422
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			422
22. Net income (loss) after Federal income taxes and extraordinary items		$ (926)	423

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items		$	4211

The accompanying notes are an integral part of these financial statements

BARWELL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED NOVEMBER 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(926)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		534
Loss on disposal of property and equipment		994
Deferred income tax benefit		(231)
Decrease in receivables from brokers		4,617
Decrease in accounts payable and accrued expenses		(2,425)
Cash Provided By Operating Activities		2,563
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(1,192)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on subordinate debt		(5,000)
Treasury stock purchased		(5,022)
Cash Used By Operating Activities		(10,022)
NET DECREASE IN CASH		(8,651)
CASH BALANCE - BEGINNING OF YEAR		41,191
CASH BALANCE - END OF YEAR	$	32,540
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$	3,660
Cash paid during the year for income taxes	$	-

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Barwell Securities Corporation as of 11/30/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1			455
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained			456
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Mesirow Financial	4335	X	457
D. (k) (3)—Exempted by order of the Commission			458

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Barwell Securities Corporation as of 11/30/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 25,450	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			25,450	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			30,500	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 55,950	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 21,293	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(21,293)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 34,657	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 34,657	3750

OMIT PENNIES

There are no differences in the computation of net capital as of November 30, 2002, between the above computed net capital and the unaudited filing of Part IIA of the Focus report submitted by the Company.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Barwell Securities Corpration — as of 11/30/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 198	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 29,657	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 34,360	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 2,970	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 2,970	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 9	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See "Independent Auditor's Report"

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	NONE 4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Barwell Securities Corporation

For the period (MMDDYY) from 12/01/01 to 11/30/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 31,398	424
A. Net income (loss)			(926)	425
B. Additions (Includes non-conforming capital of	$	4262)		426
C. Deductions (Includes non-conforming capital of	$ -0-	4272)	5,022	427
2. Balance, end of period (From item 1800)			$ 25,450	429

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 35,500	430
A. Increases		431
B. Decreases	5,000	432
4. Balance, end of period (From item 3520)	$ 30,500	433

OMIT PENNIE

The accompanying notes are an integral part of these financial statements

BARWELL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS - The Company operates as a stockbroker handling trades on all major exchanges for customers predominantly in central Iowa. The trades are handled through a brokerage clearing house. Receivables represent commissions earned on trading transactions and are due from brokers and dealers. Management considers these receivables to be fully collectible; accordingly, no allowance for doubtful accounts is considered necessary.

PROPERTY AND EQUIPMENT - Property and equipment are stated at cost less an allowance for accumulated depreciation. The cost of the property and equipment is depreciated over the estimated useful lives of the related assets. The net book value (cost less accumulated depreciation of $22,252) of property and equipment was $954. Depreciation expense for the year was $534.

ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CONCENTRATIONS - The Company handles a majority of its trades through a single securities broker and dealer and a single future commission merchant. The receivables from brokers arise from these entities.

TRANSACTIONS RECORDING POLICY - Customers' securities and commodities transactions are recorded on a trade date basis with related commission income and expenses recovered on a trade date basis.

NOTE B - SUBORDINATED LOANS

Borrowings subordinated to the claims of general creditors totaling $30,500 have been contributed under agreements requiring annual interest payments at 12%. Scheduled maturities of these loans are as follows:

Year ending November 30,	
2003	$ 8,000
2004	22,500
	$ 30,500

These borrowings are outstanding notes payable to certain shareholders. Interest expense on these related party notes totaled $3,810 during 2002.

BARWELL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE C - INCOME TAXES

Following are the components of the Company's provision for income taxes for the year ended November 30, 2002:

Current income tax expense (benefit)	$ -
Deferred income tax expense (benefit)	(231)
Total provision (benefit) for income taxes	$ (231)

The deferred tax asset arises from approximately $102,000 of unused net operating loss carryforwards available at November 30, 2002. Those net operating loss carryforwards begin to expire in 2004.

NOTE D - COMMITMENTS

The Company leases its office under an operating lease requiring monthly rental payments of $485. Office lease expense for the year ended November 30, 2002 totaled $11,459. The lease expires in August 2003.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2002, the Company had net capital of $34,657, which was $29,657 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .09 to 1.

McGOWEN
HURST
CLARK
&
SMITH. P.C.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS ADVISORS

David W. Hurst, CPA
Kathleen A. Koenig, CPA
Robert R. McGowen, CPA
Michael W. McNichols, CPA
Thomas J. Pflanz, CPA
John A. Schmidt, CPA
Daniel A. Schwarz, CPA
S. James Smith, CPA

To the Board of Directors
Barwell Securities Corporation

In planning and performing our audit of the financial statements of Barwell Securities Corporation for the year ended November 30, 2002, we considered its internal controls in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls. However, we noted a certain matter involving internal controls and its operation that we consider to be a reportable condition under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal controls that, in our judgment, could adversely affect the Company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

In addition, we reviewed the practices and procedures followed by the Company in making periodic computations of the minimum financial requirements pursuant to Rule 17a-3 and CFTC Regulation 1.17.

> Because of the Company's size, one individual handles cash receipts and disbursements, general ledger posting and bank reconciliations. Internal accounting controls used by larger corporations would generally preclude any one employee from performing all of these functions. Due to the limited size of the Company's staff, adequate segregation of incompatible accounting duties is not feasible. This increases the risk that errors or irregularities could occur and not be detected in a timely manner. To help mitigate the risks in such a situation, it is important for management and owners to review the information generated by the employees for any unusual features or deviations from expected results.

A material weakness is a reportable condition in which the design or operation of one or more of internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of internal controls would not necessarily disclose all matters that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. However, we believe that the lack of segregation of incompatible accounting duties is a material weakness.

This report is intended solely for the information and use of the Board of Directors, management, and others within the Company and its regulators and is not intended to be and should not be used by anyone other than these specified users.

McGowen, Hurst, Clark & Smith, P.C.

West Des Moines, Iowa
December 16, 2002

www.mhcscpa.com

1601 West Lakes Parkway, Suite 300
West Des Moines, Iowa 50266
515-288-3279 • Fax: 515-280-1490

Member of CPAmerica International
SEC Practice Section of American Institute of Certified Public Accountants

106 E. Jefferson Street, P.O. Box 312
Winterset, Iowa 50273-0312
515-462-1882 • Fax: 515-462-1577

Founded in 1946